
SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH, D.C. 209 SECTION



06005465

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 47184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jones, Byrd, & Attkisson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2839 Paces Ferry Road, Suite 320
(No. and Street)

Atlanta	**GA**	**30339**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Attkisson **(770) 431-6200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ron Attkisson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Jones, Byrd & Attkisson, Inc., as

of **December 31**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



FARRAH D. RILEY
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JANUARY 5TH, 2009
DEKALB COUNTY, GA

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

JONES, BYRD & ATTKISSON, INCORPORATED

Financial Statements and Schedules
as of December 31, 2005
With
Report of Independent Auditor

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Jones, Byrd & Attkisson, Incorporated:

We have audited the accompanying statement of financial condition of Jones, Byrd & Attkisson, Incorporated, a wholly-owned subsidiary of IFS Holdings, Inc., as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Jones, Byrd & Attkisson, Incorporated as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RUBIO CPA, PC

February 9, 2006
Atlanta, Georgia

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$ 12,088
Due from clearing broker dealer	35,071
Clearing deposit	50,000
Accounts receivable	21,052
Refundable income taxes	21,020
Prepaid Expenses	13,070
Total assets	$ 152,301

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 9,379
Accrued compensation	19,509
Total liabilities	28,888
Stockholder's Equity	
Common stock, $.001 par value, 20,000,000 shares authorized, 100 shares issued and outstanding	-
Additional paid-in capital	190,004
Retained earnings	(66,591)
Total stockholder's equity	123,413
Total liabilities and stockholder's equity	$ 152,301

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Investment banking	$ 962,878
Commissions	939,501
Total revenues	1,902,379
EXPENSES:	
Employee compensation and benefits	1,149,925
Clearing fees	100,632
Communications and data processing	29,823
Occupancy	81,497
Management fees	373,703
Other operating expenses	309,192
Total expenses	2,044,772
LOSS BEFORE INCOME TAXES	(142,393)
INCOME TAXES BENEFIT	21,000
NET LOSS	$ (121,393)

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (121,393)
Adjustments to reconcile net income to net cash provided by operating activities:	
Chargeoff of advance to brokers	76,000
Unrealized depreciation – securities owned	58,243
Decrease in due from clearing broker dealer	29,314
Decrease in prepaid expenses	7,044
Decrease in accounts payable	(796)
Decrease in accrued compensation	(65,082)
Decrease in due to parent	(6,256)
Increase in accounts receivable	(2,250)
Decrease in income taxes payable	(18,000)
Increase in refundable income taxes	(21,020)
Net cash used in operating activities	(64,196)
NET DECREASE IN CASH	(64,196)
CASH, at beginning of period	76,284
CASH, at end of period	$ 12,088
SUPPLEMENTAL CASH FLOW INFORMATION:	
Income taxes paid	$ 21,000

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2004	$ 190,004	$ 54,802	$ 244,806
Net loss		(121,393)	(121,393)
Balance, December 31, 2005	$ 190,004	$ (66,591)	$ 123,413

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2005

CORPORATE ORGANIZATION AND BUSINESS

Jones, Byrd & Attkisson, Incorporated, formerly known as CFD Fund Distributors, Inc. (the "Company"), was wholly-owned by The BISYS Group, Inc. ("Former Parent") until August 2003. Effective August 2003, the Company was sold to IFS Holdings, Inc. ("Holdings").

The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the securities divisions of the various states where the Company is licensed to do business.

The Company's principle business activities are retail brokerage and investment banking services. Most of the Company's customers are located in the Southeastern United States.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results may differ from the estimated amounts.

Income Taxes: The Company is to be included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Cash And Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

Securities Owned: Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2005

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $85,871 which was $35,871, in excess of its required net capital of $50,000 and its ratio of aggregate indebtedness to net capital was .336 to 1.0.

RELATED PARTY TRANSACTIONS

The Company paid rent for office facilities during 2005 which amounted to approximately $81,000. The leases are obligations of Holdings, but the premises are occupied by the Company.

In addition, the Company pays management fees to Holdings sufficient for Holdings to pay its expenses. Holdings expenses during 2005 consisted primarily of compensation, advances to stockholders and professional fees. Management fees paid for 2005 were approximately $374,000.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax benefit	$ 31,000
Deferred income tax expense	(10,000)
Income tax benefit	$ 21,000

INCOME TAXES (CONTINUED)

Deferred income taxes are recognized for the effects of net operating loss carryforwards for income tax purposes and temporary differences between the basis of assets and liabilities for financial and income tax purposes.

Significant components of deferred tax assets are as follows:

	2005
Deferred tax assets arising from net operating losses	$ 10,000
Deferred tax valuation allowance	(10,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2005, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2025.

At December 31, 2005, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income, of approximately $29,000, which expires in 2025.

NET LOSS

The Company has a net loss for 2005 of $121,393 and was dependent on Holdings to reduce management fees to provide working capital and to meet its net capital requirements. The owners of Holdings have represented to the Company that Holdings will reduce management fees as considered necessary to ensure that the Company survives until January 1, 2007.

RETIREMENT PLAN

Effective January 2004, the Company adopted a 401(k) Plan covering substantially all employees. Employer contributions are discretionary. There were no employer contributions during 2005.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2005

SETTLEMENT

The Company is subject to claims and litigation in the ordinary course of business.

During 2005, Holdings settled a claim of a stockholder alleging that his investment in Holdings and certain private placement investments purchased through the Company were unsuitable investments considering his financial condition. The claim was settled for $625,000 that was paid by Holdings to repurchase the securities from the investor.

JONES, BYRD & ATTKISSON, INCORPORATED

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2005

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 123,413
Less nonallowable assets:	
Prepaid expenses	(13,070)
Accounts receivable	(3,452)
Refundable income taxes	(21,020)
Net capital before haircuts	85,871
Less haircuts	-
Net capital	$ 85,871
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness	$ 28,888
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 50,000
EXCESS NET CAPITAL	$ 35,871
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.336 to 1.0

JONES, BYRD & ATTKISSON, INCORPORATED

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 DECEMBER 31, 2005

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4 DECEMBER 31, 2005

Net capital as reported in December 31, 2005 Focus Report	$ 85,658
Audit adjustments to beginning retained earnings	213
Net capital per Schedule I	$ 85,871

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors of
Jones, Byrd & Attkisson, Incorporated:

In planning and performing our audit of the financial statements of Jones, Byrd & Attkisson, Incorporated for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Jones, Byrd & Attkisson, Incorporated that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2005 and this report does not effect our report thereon dated February 9, 2006.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 9, 2006
Atlanta, Georgia



RUBIO CPA, PC